Exhibit 10.1

June 20, 2014

Sanjay S. Patel
71 Nassau St., #15C
New York, NY 10038

Dear Sanjay,

We are pleased to extend an offer of employment to you with Pernix Therapeutics Holdings, Inc. You are being offered a full-time position as Chief Financial Officer.  This position will be based at our corporate headquarters in Morristown, New Jersey.  You will be expected to work on a full time basis, which is generally construed to mean forty (40) hours per week, and you will be compensated on a semimonthly basis, on the 15th and last day of each month.  You will be expected to provide services typically provided by the Chief Financial Officer of a publicly traded company doing business conducted by Pernix Therapeutics Holdings, Inc. and all of its subsidiaries and successors (collectively, “Pernix” or the “Company”), and such other duties and responsibilities commensurate with the position as may from time to time be assigned by the Chief Executive Officer of Pernix Therapeutics Holdings, Inc. (the “CEO”).  You will report directly to the CEO. You will be considered an executive officer for purposes of Section 16 of the Securities Exchange Act of 1934.

Compensation.  Your compensation package is as follows:

●	Base salary will be set at $440,000.00 annually and will be reviewed after six months of employment. Your base salary may be increased from time to time, but may not be decreased.
●
500,000 stock options, with cliff vesting over a 4 year period (i.e. 125,000 shares will vest on each of the 1st, 2nd 3rd and 4th anniversaries of employment), priced at the closing market price on the day prior to the start of your employment.

●	40% annual bonus subject to achievement of specific goals set by the CEO. Subject to continued employment, you will receive a full nonprorated bonus for calendar year 2014.

At-Will Severance. Our Company adheres to a policy of employment-at-will which allows either party to terminate the employment relationship at any time, for any reason with or without cause or notice. You will be hired as an at-will employee.  If you are terminated without Cause (as defined below), or you resign for Good Reason, (i) you will receive severance equal to your then-current annual base salary payable in equal installments over a one year period beginning with the first regular payroll date following such termination and continuing thereafter at such intervals as other salaried employees are paid for one year, (ii) you will be eligible for health insurance coverage for you and your eligible family members for such one year period, (iii) all restrictions on exercise relating to any equity awards will lapse, and all of your equity awards will otherwise vest, (iv) you will receive a pro rata bonus based on actual results against goals of your annual bonus when bonuses for such year are paid, and (v) all accrued amounts including unpaid base salary, accrued but unused vacation, expense reimbursements due, amounts under benefit plans in accordance with their terms and any unpaid bonus earned for any prior fiscal year when bonuses for such year are paid. You will have 90 days from termination to exercise any vested options. “Cause” shall mean (i) your willful failure to perform your duties to the Company; (ii) your commission of any act of fraud, material misappropriation, embezzlement, willful  material misrepresentation or willful material dishonesty with respect to the Company or any affiliate, customer or supplier thereof; (iii) your commission of a felony, including without limitation the illegal use of drugs; (iv) any other willful engagement by you in illegal conduct in the performance of your employment that you know violates applicable law or that causes the Company or any subsidiary thereof to violate applicable law and that, in either case, as reasonably determined, causes material harm to the reputation, goodwill or business operations of the Company and (v) a willful material breach by you of this Agreement.   Termination of employment shall not be deemed for Cause unless and until the Company delivers to you a written notice detailing the specific acts that serve as the basis for the termination and, as to clause (i) in the definition of Cause, you fail to cure such acts within a period of fifteen (15) days of receipt of notice of termination.  “Good Reason” shall consist of (i) a material diminution in your base compensation; (ii) a material diminution of your authority, duties or responsibilities or reporting lines; (iii) a material diminution in the authority, duties, responsibilities of the supervisor to whom you are required to report; (iv) a material change in the geographic location at which you must perform your duties; or (v) any other action or inaction that constitutes a material breach by Pernix under this agreement.  Good Reason shall not be deemed to exist unless you notify the Company of this event within ninety (90) days of its occurrence, the Company has not cured the event within thirty (30) days of such notice and you resign for Good Reason effective within sixty (60) days of the end of the cure period.

Limit on Payments by the Company.

(a) Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by you (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change of Control or any Person affiliated with the Company or such Person such as to require attribution of stock ownership between the parties under Section 318(a) of the Code) (all such payments and benefits, including the payments described in Section 4(b) (the “Severance Payments”), being hereinafter called “Total Payments”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the Code, then, Severance Payments shall be reduced to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (A) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than or equal to (B) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which you would be subject in respect of such unreduced Total Payments).  If the immediately preceding sentence requires the reduction of Severance Payments, the order in which they shall be reduced, unless otherwise elected by you to the extent permitted by law, is the following:  (i) a reduction in cash severance, (ii) a reduction in any benefits and (iii) a reduction in vesting of equity in a manner that maximizes the amount you retain, and in case in each category starting with the last vesting or paying, as the case may be, of amounts.

(b) For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which you shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account, (ii) no portion of the Total Payments shall be taken into account which, in the opinion of tax counsel (“Tax Counsel”) are reasonably acceptable to you and selected by the accounting firm (the “Auditor”) which was, immediately prior to the Change of Control, the Company’s registered public accounting firm, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the base amount (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Auditor in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

(c) At the time that payments are made under this Agreement, the Company shall provide you with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from Tax Counsel, the Auditor or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement and shall also be addressed to you so that you can rely on them for filing your tax returns.).

Confidentiality.   You agree to deliver an executed copy of the Confidential Information Agreement (Provided Separately).

Additional Benefits.  You will be eligible for health insurance, dental insurance, life, short term and long term disability insurance on the first day of the month following three months of consecutive employment. Medical and dental insurance is available for your dependents as well.  Currently, Pernix will pay your family insurance premium for these benefits with no contribution required from you. However, this benefit level could change in the future requiring an employee contribution, provided that you will not receive benefits less than others at comparable levels of responsibility.  You are eligible for the Company’s 401K plan upon completion of the requirements listed in the Employee Handbook. Please read, sign and return the acknowledgement located on the last page of the handbook.  (Provided separately).

Immigration:  Under the Immigration Reform and Control Act (IRCA), our company is required to verify the identity and work authorization of all newly hired employees.  Therefore, you may be required to complete the I-9 form upon hire. Within three business days of beginning employment, you will need to supply acceptable documentation (as noted on the enclosed I-9 form) of your identity and work authorization.

Drug Screening.  As with all potential employees, you will undergo a background check and you will be required to take a drug screening test which will be conducted in accordance with applicable federal, state and local laws.  Your employment is contingent on successful completion of your drug screening and background checks.

Section 409A.

(a) The payments and benefits under this Agreement are intended to comply with or be exempt from Section 409A of the Code, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and this Agreement shall be interpreted and construed in a manner intended to comply therewith or be exempt therefrom.  For purposes of this Agreement, you will be considered to have experienced a termination of employment only if you have a “separation from service” with the Company and all of its controlled group members within the meaning of Section 409A.  Whether you have a separation from service will be determined based on all of the facts and circumstances and in accordance with the guidance issued under Section 409A.

(b) Each payment under this Agreement, including each installment payment, shall be considered a separate and distinct payment.  For purposes of this Agreement, each payment is intended to be excepted from Section 409A to the maximum extent provided as follows:  (i) each payment made within the applicable 2½ month period specified in Treas. Reg. § 1.409A-1(b)(4) is intended to be excepted under the short-term deferral exception; and (ii) post-termination medical benefits are intended to be excepted under the medical benefits exception as specified in Treas. Reg. §1.409A-1(b)(9)(v)(B); and (iii) to the extent payments are made as a result of an involuntary separation, each payment that is not otherwise excepted under the short-term deferral exception or medical benefits exception is intended to be excepted under the involuntary pay exception as specified in Treas. Reg. § 1.409A-1(b)(9)(iii).  With respect to payments subject to Section 409A (and not exempted therefrom), if any, it is intended that each payment is paid on a permissible distribution event and at a specified time consistent with Section 409A.  Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. You shall have no right to designate the date or any payment under this Agreement.

(c) If you are a “specified employee” (as that term is used in Section 409A and regulations and other guidance issued thereunder) on the date of your separation from service, any benefits payable under this Agreement that constitute non-qualified deferred compensation subject to Section 409A shall be delayed until the earlier of (i) the first business day following the six-month anniversary of the date of your separation from service, or (ii) the date of your death, but only to the extent necessary to avoid the adverse t ax consequences and penalties under Section 409A.  On the earlier of (i) the first business day following the six-month anniversary of the date of the your separation from service, or (ii) your death, the Company shall pay you (or your estate or beneficiaries) a lump-sum payment equal to all payments deferred pursuant to the preceding sentence.

(d) If any of the reimbursements or in-kind benefits provided for under this Agreement are subject to Section 409A, the following rules shall apply: (i) in no event shall any such reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred; (ii) the amount of such reimbursable expenses incurred, or the provision of in-kind benefits, in one tax year shall not affect the expenses eligible for reimbursement or the provision of in-kind benefits in any other tax .

Assignment.  The rights and duties of the Company under this Agreement may be transferred to, and shall be binding upon, any person or company which acquires or is a successor to the Company, its business or a significant portion of the assets of the Company by merger, purchase or otherwise, and the Company shall require any such acquirer or successor by agreement in form and substance reasonably satisfactory to you, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company, as the case may be, would be required to perform if no such acquisition or succession had taken place.  Regardless of whether such agreement is executed, this Agreement shall be binding upon any acquirer or successor in accordance with the operation of law and such acquirer or successor shall be deemed the “Company”, as the case may be, for purposes of this Agreement.  Except as otherwise provided in this “Assignment” section, neither the Company nor you may transfer any of their respective rights and duties hereunder except with the written consent of the other party hereto.

Full Agreement.  This is the full agreement between the parties and may not be amended or terminated except in a writing signed by the parties.

Legal Fees.  The Company will reimburse your reasonable legal fees incurred in connection with this Agreement, not to exceed $6,000. Your employment under the terms of this letter begins on June 23, 2014. If you have any questions concerning the above details, please contact me at (843) 654-7410. Sincerely,

/s/ Creig Belvin
Creig Belvin
Director of Human Resources

I have read and accept the terms of this employment offer from Pernix Therapeutics  Holdings, Inc.

AGREED TO AND ACKNOWLEDGED THIS 20th DAY OF June 2014.

/s/ Sanjay S. Patel______
Sanjay S. Patel